UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
WHEELER REAL ESTATE INVESTMENT TRUST INC
(Name of Issuer)
SERIES D CUMULATIVE PREFERRED STOCK
(Title of Class of Securities)
963025-60-6
(CUSIP Number)
HOWARD AMSTER[GH1]
290 NORTH OLIVE AVE #523
WEST PALM BEACH, FL 33401
(216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
DECEMBER 5, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
198,000
8.
SHARED VOTING POWER
9.
SOLE DISPOSITIVE POWER
198,000
10.
SHARED DISPOSITIVE POWER
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,000*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*Mr. Amster is deemed to be the beneficial owner of (i) 57,808 shares that are owned directly by Mr. Amster: (ii) 73,702 shares that are owned by Pleasant Lake Apartments Limited Partnership, over which Mr. Amster has sole voting and dispositive power; and (iii) 66,490 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as trustee, Mr. Amster has sole voting and dispositive power. **Denominator is based on the 2,515,876 shares of Series D Preferred Stock outstanding as of December 06, 2023 as reported by the Issuer on Form 8-K as filed with the Securities and Exchange Commission on December 6, 2023.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0
8.
SHARED VOTING POWER
73,702
9.
SOLE DISPOSITIVE POWER
0
10.
SHARED DISPOSITIVE POWER
73,702
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,702*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.92%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
* See the footnote marked with a * to the cover page for Mr. Amster.
** See the footnote marked with a ** to the cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST  #1 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0
8.
SHARED VOTING POWER
34,726
9.
SOLE DISPOSITIVE POWER
0
10.
SHARED DISPOSITIVE POWER
34,726
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,726*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a * to the cover page for Mr. Amster.
** See the footnote marked with a ** to the cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0
8.
SHARED VOTING POWER
31,764
9.
SOLE DISPOSITIVE POWER
0
10.
SHARED DISPOSITIVE POWER
31,764
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,764*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.26%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a * to cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.

Item 1.Security and Issuer.
This Schedule 13D relates to the Series D Cumulative Preferred Stock of Wheeler Real Estate Investment Trust Inc. (the Issuer). The principal executive office of the issuer is 2529 Virginia Beach Blvd Virginia Beach, VA 23452
Item 2.Identity and Background.
This Schedule 13D is filed as a joint statement by the Reporting Persons (as defined below):
1. Howard Amster, in his individual capacity,
2. Pleasant Lake Apartments Limited Partnership,
3. Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019, and
4. Howard Amster 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019, (together, the Reporting Persons). Further information regarding the Reporting Persons is set forth below.
The Reporting Persons are making this single, joint filing because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Act). This filing, however, shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.
(a)Howard Amster is a real estate investor. He is (i) the president and sole director of Pleasant Lake Apartments Corp., the general partner of Pleasant Lake Apartments Limited Partnership, and
(ii) trustee of the Howard Amster 2019 Charitable Remainder Unitrust #1 and the Howard Amster 2021 Charitable Remainder Unitrust #3.
Howard Amster 2019 Charitable Remainder Unitrust #1 is a trust engaged in investment activity.
Howard Amster 2019 Charitable Remainder Unitrust #3 is a trust engaged in investment activity.
Pleasant Lake Apartments Limited Partnership is a limited partnership engaged in investment activity.
(b) The principal business address of each of the Reporting Persons is 290 North Olive Ave., #523,
West Palm Beach, FL 33401.
(c) In addition to his investment-related activities, Mr. Amster serves as
(i) President of Pleasant Lake Apartments Corp., the General Partner of Pleasant Lake Apartments. Limited Partnership and (ii) the sole trustee of the Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019 and the Howard Amster Charitable Remainder Unitrust #3 U/A DTD 05/20/2019. All Reporting Persons are engaged in investments.
(d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Amster is a United States citizen. Each of the other Reporting Persons is a trust or limited partnership organized or formed under the laws of the State of Ohio.

Item 3.Source or Amount of Funds or Other Consideration.
As of December 18, 2023, the Reporting Persons had, in the aggregate, invested approximately $2,719,112 to acquire 198,000 shares of the Series D Cumulative Preferred Stock of the Issuer. The Reporting Persons used personal funds and working capital for such purchases.
The Reporting Persons may effect purchases of securities primarily through margin accounts maintained for them with RBC Capital Markets LLC, which may extend margin credit to the Reporting Persons as and when required to open and carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules, and the firms credit policies.
In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.Purpose of Transaction.
The Reporting Persons acquired the shares of Series D Cumulative Preferred Stock for investment purposes.
While the Reporting Persons have no present intention to dispose of all or any portion of the Series D Cumulative Preferred Stock beneficially owned by them, any such sales of the Series D Cumulative Preferred Stock may be made in the open market, privately negotiated transactions, or otherwise.
Depending on their assessment of the of the forgoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. In addition, they may at their discretion purchase additional shares of Series D Cumulative Preferred Stock of the Issuer.
Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above
(b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuers board of directors: (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any change in the Issuers charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Series
D Cumulative Preferred Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4) of the Act; or (j) any action similar to those enumerated above.
Except as set forth above, no Reporting Person has any present plan or proposal which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuers financial condition, the price levels of the shares of its Series D Preferred Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons holdings of the Issuers Series D Cumulative Preferred Stock, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuers financial and/or operational performance, purchasing additional shares of Series D Cumulative Preferred Stock, selling some or all of their shares of Series D Cumulative Preferred Stock, engaging in short selling or any hedging or similar transaction with respect to the shares of Series D Cumulative Preferred Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.Interest in Securities of the Issuer.
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Series D Cumulative Preferred Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
(b) See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Series D Cumulative Preferred Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Series D Cumulative Preferred Stock.
(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on December 15, 2023. All transactions were purchases or tenders and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price:

Date of     No. of Shares			Aggregate
Transaction Purchased
	    Or Tendered Entity			Purchase Price	Price Per
								Share
10/23/23    30870 Pleasant Lake Apts. LPTender
10/24/23    6000  Howard Amster	        Tender
10/25/23    6000  Howard Amster		Tender
11/08/23    7602  Howard Amster		Purchase  $108,262.34	$14.24
11/20/23    18870 Howard Amster		Tender
11/27/23    4348  Pleasant Lake Apts. LP Purchase $62,934.45    $14.47
11/30/23   39602  Howard Amster		Tender
12/5/23	    9164  Howard Amster 2019 CRUT 3 Purchase  $133,504.24 $14.57
12/6/23    22600  Howard Amster 2019 CRUT 3 Purchase  $321,091.48 $14.21
12/7/23	    9400  Howard Amster 2019 CRUT 1 Purchase  $133,901.60 $14.24
12/12/23   25326  Howard Amster 2019 CRUT 1 Purchase  $354,517.32 $14.00

(d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series D Cumulative Preferred Stock of the Issuer beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understanding, or relationships with respect to the securities of the Issuer with any person except as set forth in Items 2 and 4 above.

The Reporting Persons entered into a joint filing agreement (the Joint Filing Agreement) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.
Exhibit A	Joint Filing Agreement
(SIGNATURE PAGE FOLLOWS)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER

/s/ Howard Amster
Date: December 15, 2023


HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 15, 2023




HOWARD AMSTER 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 15, 2023


PLEASANT LAKE APARTMENTS Limited Partnership
By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apartments Corp., General Partner
Date: December 15, 2023

Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the Series D Cumulative Preferred Stock of Wheeler Real Estate Investment Trust Inc. , and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is
(i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: December 15, 2023

[SIGNATURE PAGE FOLLOWS]






IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

HOWARD AMSTER

/s/ Howard Amster
Date: December 15, 2023


HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 15, 2023



HOWARD AMSTER 2019 Charitable Remainder Unitrust #3 U/A 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 15, 2023


Pleasant Lake Apartments Limited Partnership

By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apartments Corp, General Partner
Date: December 15, 2023